                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                    XCL LTD.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    983701103
                                 (CUSIP Number)

                                Nick D. Nicholas
                             Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                            Houston, Texas 77002-2764
                                 (713) 226-0600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 2001
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 13 Pages)

--------------

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP NO. 983701103                                           PAGE 2 OF 13 PAGES



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trans-Global Financial, LLC, 76-0501408
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             NONE
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                NONE
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                        NONE
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        4,200,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,200,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 983701103                                           PAGE 3 OF 13 PAGES



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Telesis International LLC, 76-0453697
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             NONE
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                NONE
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                        NONE
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        2,100,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,100,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 983701103                                           PAGE 4 OF 13 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JTL Capital, LLC, 75-2804366
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             NONE
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                NONE
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                        NONE
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        700,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           700,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 983701103                                           PAGE 5 OF 13 PAGES



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Crown Hill Trusts, 75-2106952
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             NONE
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                NONE
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                        NONE
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        700,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           700,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 983701103                                           PAGE 6 OF 13 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Big Island Investments, Inc., 76-0453697
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             NONE
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                NONE
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                        NONE
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        700,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           700,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

CUSIP NO. 983701103                                           PAGE 7 OF 13 PAGES



ITEM 1.     SECURITY AND ISSUER

      This statement is filed with respect to shares of common stock, par value $.01 per share (the "Common Stock"), of XCL Ltd. (the "Issuer"). The address of the Issuer's principal executive office is c/o David A. Melmen & Associates, LLC, 6671 S.W. Freeway, Suite 3000, Houston, Texas 77024.

ITEM 2.     IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by and on behalf of Trans-Global Financial, LLC, a Texas limited liability company ("Trans-Global"), Telesis International LLC, a Texas limited liability company ("Telesis"), JTL Capital, LLC, a Texas limited liability company ("JTL"), Crown Hill Trusts, a trust created under the laws of the State of Texas ("Crown"), and Big Island Investments, Inc., a Texas company ("Big Island"). Trans-Global, Telesis, JTL, Crown and Big Island are collectively referred to herein as the "Reporting Persons" and individually as a "Reporting Person."

      Trans-Global is a limited liability company organized under the laws of the State of Texas. Its principal business is investments and the address of its principal business and office is 5644 Westheimer, Suite 256, Houston, Texas 77056. The members of Trans-Global are Telesis, JTL, Crown and Big Island which own approximately 50%, 16.67%, 16.67%, and 16.67%, respectively, of the membership interests of Trans-Global.

      Telesis is a limited liability company organized under the laws of the State of Texas. Its principal business is investments and the address of its principal business and office is 5644 Westheimer, Suite 256, Houston, Texas 77056.

      JTL is a limited liability company organized under the laws of the State of Texas. Its principal business is real estate and investments and the address of its principal business and office is 8235 Douglas Avenue, Suite 7700, Dallas, Texas 75225.

      Crown is a trust created under the laws of the State of Texas. Its principal business is investments and the address of its principal business and office is 2311 Cedar Springs Road, Suite 100, Dallas, Texas 75201.

      Big Island is a company organized under the laws of the State of Texas. Its principal business is investments and the address of its principal business and office is 11300 N. Central Expressway, #408, Dallas, Texas 75243.

CUSIP NO. 983701103                                           PAGE 8 OF 13 PAGES



      All executive officers, directors and/or controlling persons of Trans-Global, Telesis, JTL, Crown and Big Island are citizens of the United States of America. The name, business address and present principal occupation of each executive officer, director and/or controlling person of Trans- Global, Telesis, JTL, Crown and Big Island are set forth in Schedule A to this Schedule 13D.

      During the last five years, neither Trans-Global nor (to the knowledge of Trans-Global) any executive officer of Trans-Global has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

      During the last five years, neither Telesis nor (to the knowledge of Telesis) any executive officer of Telesis has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

      During the last five years, neither JTL nor (to the knowledge of JTL) any executive officer of JTL has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

      During the last five years, neither Crown nor (to the knowledge of Crown) any controlling person of Crown has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

      During the last five years, neither Big Island nor (to the knowledge of Big Island) any executive officer or director of Big Island has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

CUSIP NO. 983701103                                           PAGE 9 OF 13 PAGES



ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This Schedule 13D relates to the Settlement Agreement, dated as of August 10, 2001 (the "Settlement Agreement"), among Millennium Capital, L.L.C. ("Millennium"), Byron McGough, L.M. Holding Associates, L.P., the Issuer, XCL-Texas, Inc. and David A. Melman, and the Purchase Agreement, dated as of August 24, 2001 (the "Purchase Agreement"), between the Issuer and Trans-Global. Pursuant to the terms of the Settlement Agreement and the Purchase Agreement, the Issuer authorized the issuance and delivery of up to 4,200,000 shares (the "Shares") of the Common Stock to Millennium or its designee in settlement of litigation initiated by Millennium against L.M. Holding Associates, L.P.

ITEM 4.     PURPOSE OF TRANSACTION

      As stated in Item 3 above, the Shares were issued to Trans-Global, as Millennium's designee, in connection with the execution of the Settlement Agreement and the Purchase Agreement as an inducement to Millennium to enter into the Settlement Agreement.

      Other than as described above, Trans-Global, Telesis, JTL, Crown and Big Island have no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

CUSIP NO. 983701103                                          PAGE 10 OF 13 PAGES



ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Persons, including David A. Melman, as a group beneficially own 5,400,000 shares of Common Stock, which represent 17.9% of the outstanding Common Stock. The following individuals and entities comprise the group and contribute to the number of shares of Common Stock beneficially owned by the group the following number of shares of Common Stock representing the following percentages of outstanding shares:


                                                           Percentage of Shares
Name                                Number of Shares            Outstanding
-----------------------------       ----------------       --------------------
David A. Melman                       5,400,000 (1)               17.9
Trans-Global Financial, LLC           4,200,000 (2)               14.5
Telesis International, LLC            2,100,000 (2)                7.2
JTL Capital, LLC                        700,000 (2)                2.4
Crown Hill Trusts                       700,000 (2)                2.4
Big Island Investments, Inc.            700,000 (2)                2.4


(1) Includes warrants to purchase approximately 1,200,000 shares of Common Stock based upon information supplied by the Issuer. Also includes 4,200,000 shares of Common Stock held by Trans-Global for which Trans-Global has granted Mr. Melman an irrevocable proxy.
(2) By virtue of their respective membership interests in Trans-Global, Telesis, JTL, Crown and Big Island, beneficially own 2,100,000, 700,000, 700,000 and 700,000 shares, respectively, of the 4,200,000 shares of Common Stock held by Trans-Global.

      (b) Pursuant to the terms of an Irrevocable Proxy, dated as of August 18, 2001 (the "Irrevocable Proxy"), granted by Trans-Global to David A. Melman, Mr. Melman has the sole power to vote the 4,200,000 shares of Common Stock beneficially owned by Trans-Global. The Irrevocable Proxy will terminate upon the earliest to occur of the following: (i) April 1, 2003; (ii) within 60 days following completion of any merger between the Issuer and any non-affiliated entity; (iii) within 60 days following the date by which the Issuer has issued a cumulative total of 20 million shares of Common Stock since August 24, 2001 (other than shares issued for the conversion of preferred stock that is authorized, outstanding and issued as of August 24, 2001); (iv) the date on which Mr. Melman ceases to be the Chief Executive Officer of the Issuer; (v) the date on which Mr. Melman ceases to be a member of the Board of Directors of the Issuer; (vi) immediately upon written demand by Trans- Global to Mr. Melman, on or after October 1, 2002, but only as to one-half of the total number of shares then comprising the Common Stock; and (vii) the issuance of a court order revoking the Irrevocable Proxy. The descriptions herein of the Irrevocable Proxy are qualified in their entirety by reference to such proxy, a copy of which is filed as Exhibit 1 hereto.

CUSIP NO. 983701103                                          PAGE 11 OF 13 PAGES



      The table below shows the number of shares for which each Reporting Person, including David A. Melman, has sole power and shared power to dispose of or direct the disposition of shares of Common Stock:


                                   Number of Shares          Number of Shares
                                   for Which Holder          for Which Holder
                                 has Shared Power to         has Sole Power to
                                   Dispose or Direct         Dispose or Direct
Name                                  Disposition               Disposition
---------------------------     ----------------------     ---------------------
David A. Melman                             0                 1,200,000  (1)
Trans-Global Financial, LLC         4,200,000 (2)                     0
Telesis International, LLC          2,100,000 (2)                     0
JTL Capital, LLC                      700,000 (2)                     0
Crown Hill Trusts                     700,000 (2)                     0
Big Island Investments, Inc.          700,000 (2)                     0

(1) Includes warrants to purchase approximately 1,200,000 shares of Common Stock based upon information supplied by the Issuer.
(2) By virtue of their respective membership interests in Trans-Global, Telesis, JTL, Crown and Big Island, beneficially own 2,100,000, 700,000, 700,000 and 700,000 shares, respectively, of the 4,200,000 shares of Common Stock held by Trans-Global.

      (c) Within the past 60 days the following transactions were effected: The transactions described in Item 3 which are incorporated herein by reference.

      (d)   Inapplicable.

      (e)   Inapplicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except for the Settlement Agreement, the Purchase Agreement and the Irrevocable Proxy, Trans-Global, Telesis, JTL, Crown and Big Island do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 983701103                                          PAGE 12 OF 13 PAGES



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.    DESCRIPTION OF EXHIBIT
-----------    ----------------------

      1 Irrevocable Proxy, dated as of August 17, 2001, granted by Trans-Global Financial, LLC to David A. Melman.

      99       Joint Filing Agreement




                            [SIGNATURE PAGE FOLLOWS]

CUSIP NO. 983701103                                          PAGE 13 OF 13 PAGES



                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2001

                           TRANS-GLOBAL FINANCIAL, LLC


                                    By:   /s/ BYRON MCGOUGH
                                          ------------------------------------
                                          Byron McGough, Operating Manager


                                    TELESIS INTERNATIONAL LLC


                                    By:   /s/ BYRON MCGOUGH
                                          ------------------------------------
                                          Byron McGough, Operating Manager


                                    JTL CAPITAL, LLC


                                    By:   /s/ DAVID A. LANE
                                          ------------------------------------
                                          David A. Lane, President


                                    CROWN HILL TRUSTS


                                    By:   /s/ MICHAEL D. STARCHER
                                          ------------------------------------
                                          Michael D. Starcher, Trustee


                                    BIG ISLAND INVESTMENTS, INC.


                                    By:   /s/ DAVID ROAN
                                          ------------------------------------
                                          David Roan, President

                                   SCHEDULE A

                EXECUTIVE OFFICERS OF TRANS-GLOBAL FINANCIAL, LLC

      The name, business address, title, present principal occupation or employment of each of the executive officers of Trans-Global Financial, LLC ("Trans-Global") are set forth below. If no business address is given the officer's business address is 5644 Westheimer, Suite 256, Houston, Texas 77056.

    NAME AND BUSINESS ADDRESS           PRESENT PRINCIPAL OCCUPATION
    -------------------------           ----------------------------

    Byron McGough                Operating Manager and Treasurer of Trans-Global
                                 and Operating Manager and Treasurer of Telesis.

    Jack Norman                  Secretary of Trans-Global and Secretary of
                                 Telesis.


               EXECUTIVE OFFICERS OF TELESIS INTERNATIONAL LLC

      The name, business address, title, present principal occupation or employment of each of the executive officers of Telesis International LLC ("Telesis") are set forth below. If no business address is given the officer's business address is 5644 Westheimer, Suite 256, Houston, Texas 77056.

NAME AND BUSINESS ADDRESS            PRESENT PRINCIPAL OCCUPATION
-------------------------            ----------------------------
    Byron McGough            Operating Manager and Treasurer of Telesis and
                             Operating Manager and Treasurer of Trans-Global.
    Jack Norman              Secretary of Telesis and Secretary of Trans-Global.


                    EXECUTIVE OFFICERS OF JTL CAPITAL, LLC

      The name, business address, title, present principal occupation or employment of each of the executive officers of JTL Capital, LLC ("JTL") are set forth below. If no business address is given the officer's business address is 8235 Douglas Avenue, Suite 7700, Dallas, Texas 75225.

   NAME AND BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION
   -------------------------             ----------------------------

   David A. Lane                   Chairman, President and Treasurer of JTL
   Mark J. Sullivan                Vice President and Secretary of JTL

                    CONTROLLING PERSONS OF CROWN HILL TRUSTS

      The name, business address, title, present principal occupation or employment of each of the controlling persons of Crown Hill Trusts ("Crown") are set forth below. If no business address is given the controlling person's business address is 2311 Cedar Springs Road, Suite 100, Dallas, Texas 75201.

      NAME AND BUSINESS ADDRESS           PRESENT PRINCIPAL OCCUPATION
      -------------------------           ----------------------------

      Michael D. Starcher                     Trustee of Crown
      Virgil B. Pettigrew                     Trustee of Crown


       DIRECTORS AND EXECUTIVE OFFICERS OF BIG ISLAND INVESTMENTS, INC.

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Big Island Investments, Inc. ("Big Island") are set forth below. If no business address is given the director's or officer's business address is 11300 N. Central Expressway, #408, Dallas, Texas 75243.

      NAME AND BUSINESS ADDRESS           PRESENT PRINCIPAL OCCUPATION
      -------------------------           ----------------------------

   Directors and Executive Officers

      Jessica G. Roan               Secretary and Treasurer of Big Island
      Allison B. Roan               Vice President of Big Island
      Jennifer G. Roan              Chairman of Big Island

Executive Officers (who are not directors)

      David Roan                    President of Big Island

                                  EXHIBIT INDEX



EXHIBIT NO.    DESCRIPTION OF EXHIBIT
-----------    ----------------------

      1 Irrevocable Proxy, dated as of August 17, 2001, granted by Trans-Global Financial, LLC to David A. Melman.

      99       Joint Filing Agreement.